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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                          (Amendment No.     7   )*




                         CE SOFTWARE HOLDINGS, INC.
                             (Name of Issuer)

                               COMMON STOCK
                      (Title of Class of Securities)

                               125175.30.7
                              (CUSIP Number)







*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 4 Pages

SEC 1745 (10-88)

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CUSIP No.125175.30.7                13G                       Page 2 of 4 Pages


1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John S. Kirk
      SS# ###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      N/A                            (a) [   ]
                                     (b) [   ]

3     SEC USE ONLY


4
      CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.



NUMBER OF        5     SOLE VOTING POWER
SHARES                 75,447
BENEFICIALLY
OWNED BY         6     SHARED VOTING POWER
EACH                   -0-
REPORTING
PERSON           7     SOLE DISPOSITIVE POWER
WITH                   75,447

                 8     SHARED DISPOSITIVE POWER
                       -0-

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      75,447

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      N/A

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      6.9%

12    TYPE OF REPORTING PERSON*
      IN


* SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP No.125175.30.7                13G                       Page 3 of 4 Pages


Item 1     Issuer:

           CE Software Holdings, Inc.
           SEC File No. 0-18809
           1801 Industrial Circle
           West Des Moines, Iowa  50265

Item 2     Person Filing:

           John S. Kirk
           1801 Industrial Circle
           West Des Moines, Iowa  50265
           U.S.A. Citizenship
           Common Stock, $.10 par value
           CUSIP No. 125175 30 7

Item 3     Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b):

           Not Applicable.

Item 4     Ownership:

           As of December 31, 1998, the Reporting Person beneficially owns 75,447 shares of Common Stock of the Issuer, representing 6.9% of the issued and outstanding shares of Common Stock. The Reporting Person has the sole power to vote or direct the vote, and has the sole power of dispose or to direct the disposition of, all of such shares of Common Stock. This amount includes options totaling 2,427 which could be exercised within sixty days.

Item 5     Ownership of Five Percent or Less of a Class:

           Not Applicable.

Item 6     Ownership of More than Five Percent on Behalf of Another Person:

           Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

           Not Applicable.


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CUSIP No.125175.30.7                13G                       Page 4 of 4 Pages


Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable.

Item 10    Certification:

           Not Applicable.



                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 11, 1999.


                                              /s/ John S. Kirk
                                              ___________________________
                                              John S. Kirk, Individual